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                                                                     Exhibit 4.7

                                Fourth Amendment
                                     to the
                           Soligen Technologies, Inc.
                             1993 Stock Option Plan


        The following amendment to the Soligen Technologies, Inc. 1993 Stock Option Plan, as amended (the "Plan"), was approved by the Shareholders of Soligen Technologies, Inc. on August 24, 2001:

        1. The first sentence of Section 4.1 of the Plan shall be amended to read as follows:

               "The Committee, from time to time, may provide for the option and sale in the aggregate of up to eight million shares of Common Stock, to be made available from authorized, but unissued, or reacquired shares of Common Stock."



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